                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press  release  dated  August  11,  2003,  "Update  on  Investigation  of ALSTOM
Transport Inc. by United States SEC"

                               SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: August 13, 2003                    By: /s/ Philippe Jaffré
                                             -----------------------------------
                                             Name:   Philippe Jaffré
                                             Title:  Chief Financial Officer

                                                                11th August 2003

                           UPDATE ON INVESTIGATION OF
                   ALSTOM TRANSPORT INC. BY UNITED STATES SEC

ALSTOM announced on 30 June 2003 that it had been advised that the United States
Securities and Exchange  Commission was conducting an informal  inquiry relating to ALSTOM Transportation Inc. (ATI), a US subsidiary of the Company.

ALSTOM has now been  advised  that the United  States  Securities  and  Exchange
Commission  has issued a formal order of  investigation  in connection  with its inquiry relating to ATI.

ALSTOM is  continuing  to  cooperate  fully  with the  Securities  and  Exchange
Commission.

Press relations:                S. Gagneraud
                                (Tél. +33 1 47 55 25 87)
                                internet.press@chq.alstom.com

Investor relations:             J-G. Micol
                                (Tél. +33 1 47 55 26 04)
                                Investor.relations@chq.alstom.com

SAFE HARBOR  STATEMENT  UNDER THE UNITED STATES  PRIVATE  SECURITIES  LITIGATION
REFORM ACT OF 1995:
This press release may contain forward-looking statements, within the meaning of
Section 27A of the  Securities  Act of 1933 and  Section  21E of the  Securities
Exchange  Act of  1934.  When  relying  on  forward-looking  statements  to make decisions with respect to ALSTOM,  readers should carefully consider the factors described in other documents  ALSTOM files or submits from time to time with the
U.S.  Securities and Exchange  Commission,  including  ALSTOM's Annual Report on
Form 20-F and reports  submitted on Form 6-K.  Forward-looking  statements speak only as of the date on which they are made, and ALSTOM  undertakes no obligation to update or revise any of them, whether as a result of new information,  future events or otherwise.